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                          December 22, 2022

       Robert Weinstein
       Chief Financial Officer
       Synaptogenix, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, New York 10036

                                                        Re: Synaptogenix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2022
                                                            File No. 333-268831

       Dear Robert Weinstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel Bagliebter, Esq.